SUB-ITEM 77(H)

CHANGES IN CONTROL OF REGISTRANT

In the month of March 2011, the percentage of shares of Merk Asian Currency Fund (the "Fund") registered to National Financial Services, LLC fell to 24.05% and thus resulted in a change in control of the Fund. This change is primarily due to the net result of shareholder activity that increased the number of shares of the Fund.